
RECEIVED
2005 APR -7 A 8: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE
Hylsa
mex
Mexico's Steel

File No. 82-4252

05007053

March 18, 2005


SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

By: ______________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about Annual Ordinary Shareholders Meeting to be held on April 6, 2005.	March 18, 2005

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: CONVOCAA.ens

Longitud del sobre: 7035 bytes.

Fecha de recepcion: Mar 18 2005 8:18:38:053AM.

Folio de recepcion: 82592.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
convocaa.bmv	1	Convocatoria de Asamblea Ordinaria Anual

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES

Hylsamex, S.A. de C.V.
File No. 82-4252






Convocatoria de Asamblea Ordinaria Anual de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-03-18 08:18:00.0

Prefijo:
CONVOCAA

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
ORDINARIA ANUAL

Fecha Celebración:
6/4/2005

Lugar:
Teatro Nova, ubicado en Avenida del Bosque No. 139, Colonia Cuauhtémoc, San Nicolás de los Garza, Nuevo León,

Hora:
12:00

Orden del Día:

I. Presentación y, en su caso, aprobación del Informe Anual del Consejo de Administración a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, respecto al ejercicio social 2004. Lectura del Informe del Comisario y del Reporte del Comité de Auditoria sobre el particular.

II. Propuestas del Consejo de Administración sobre la aplicación de la cuenta de resultados del ejercicio social 2004, en las que se incluye: (i) la relativa a decretar un dividendo en efectivo; y (ii) la determinación del monto máximo de recursos que podrán destinarse a la compra de acciones propias.

III. Elección de los miembros del Consejo de Administración y Comisarios de la Sociedad, determinación de sus remuneraciones y acuerdos relacionados.

IV. Designación de delegados.

V. Lectura y, en su caso, aprobación del Acta de la Asamblea.

Requisitos de Asistencia:
A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la

Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad, o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder; o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Munich No. 101, Colonia Cuauhtémoc, San Nicolás de los Garza, Nuevo León.

San Nicolás de los Garza, N.L., a 17 de marzo de 2005.

Lic. Leopoldo Marroquín Morales
Secretario del Consejo de Administración

HYLSAMEX, S.A. DE C.V.

CONVOCATORIA

Por acuerdo del Consejo de Administración se convoca a los accionistas de HYLSAMEX, S.A. DE C.V., en términos del Artículo 186 de la Ley General de Sociedades Mercantiles y del Artículo Décimo Séptimo de los Estatutos Sociales, a la Asamblea ORDINARIA ANUAL de Accionistas que tendrá lugar en el domicilio de la Sociedad, ubicado en Teatro Nova, ubicado en Avenida del Bosque No. 139, Colonia Cuauhtémoc, San Nicolás de los Garza, Nuevo León,, a las 12:00 p. del día 6 de Abril de 2005, conforme al siguiente:

ORDEN DEL DÍA

I. Presentación y, en su caso, aprobación del Informe Anual del Consejo de Administración a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, respecto al ejercicio social 2004. Lectura del Informe del Comisario y del Reporte del Comité de Auditoria sobre el particular.

II. Propuestas del Consejo de Administración sobre la aplicación de la cuenta de resultados del ejercicio social 2004, en las que se incluye: (i) la relativa a decretar un dividendo en efectivo; y (ii) la determinación del monto máximo de recursos que podrán destinarse a la compra de acciones propias.

III. Elección de los miembros del Consejo de Administración y Comisarios de la Sociedad, determinación de sus remuneraciones y acuerdos relacionados.

IV. Designación de delegados.

V. Lectura y, en su caso, aprobación del Acta de la Asamblea.

REQUISITOS DE ASISTENCIA

A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto

lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad, o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder; o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

México, D.F., 6 de Abril de 2005